Exhibit 99.1

Organigram Expands Strong Value Portfolio With Launch of SHRED: High Quality, High Potency, Affordable Pre-shredded Dried Flower

MONCTON, New Brunswick--(BUSINESS WIRE)--September 17, 2020--In an effort to continue to break down the barriers to purchasing from the legal cannabis market in Canada, and reinforce its ongoing commitment to value, Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of SHRED, a high quality, high potency, affordable dried flower product pre-shredded for additional consumer convenience.

SHRED offers three pre-milled varieties, all featuring tetrahydrocannabinol (“THC”) of 18% or more and each contained in a two-way humidity system to preserve their unique flavour profiles. Made from whole flower, SHRED contains no shake or trim and is milled to the same specifications as the Company’s existing pre-roll products.

SHRED features three curated blends that combine new aroma profiles. These include:

  Tropic Thunder, a combination of strains with citrus and tropical aromas,
  Gnarberry, combining berry and fruity aromas for a refreshing profile, and
  Flower Power, a specially curated sweet and floral blend.

Based on a recent survey of Canadian cannabis consumers conducted by Organigram, convenience, price and quality are the top three considerations that drive consumers to purchase from the illicit cannabis market. SHRED addresses each of these influences as it is made from indoor-grown quality whole flower, is conveniently pre-shredded and represents Organigram’s most affordable option (on a per gram basis) yet.

“Product quality and customer value have been important pillars of Organigram’s product and growth strategies since its inception,” says Greg Engel, CEO, Organigram. “We are proud to offer Canadians SHRED and, in doing so, reinforce our relentlessly creative approach to continuing to offer new, high quality, carefully curated products and product experiences that we believe reflect our customers’ priorities.”

SHRED will be available at select retailers across the country beginning this month.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, SHRED, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changing consumer preferences , changing market conditions and other factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca